Exhibit 11.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Offering Statement on Form 1-A, as amended, of our report dated August 1, 2019, with respect to the audited consolidated balance sheet of Prometheum Inc. and Subsidiary as of December 31, 2018 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. Our report includes explanatory paragraphs as to the Company’s ability to continue as a going concern and uncertainties related to digital assets.

We also consent to the reference to us under the heading “Experts” in such Offering Circular.

/s/ Friedman LLP

East Hanover, New Jersey

January 29, 2020